EXHIBIT 99.2

Invitation
Extraordinary General Meeting of Shareholders
Prosensa Holding N.V

Leiden, 14 July 2014

Dear Shareholder,

On behalf of Prosensa Holding N.V. (“Prosensa”) it is a pleasure to invite you to attend the Extraordinary General Meeting of Shareholders (“EGM”) on Wednesday 20 August 2014. The meeting will be held at the offices of Prosensa at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands. The meeting will start at 14:00 hrs. CET.

The business to be conducted at this EGM is set out in the Agenda together with the explanatory notes to the Agenda and the curriculum vitae of Dr Annalisa Jenkins included therein. You can find the Agenda and other related documents on our website at http://ir.prosensa.com/. They are also available for inspection at the offices of Prosensa.

Registered holders

Shareholders whose ownership is registered directly in Prosensa’s shareholder register (such shareholders, the “Registered Shareholders”) who wish to attend the EGM in person may do so if (i) they hold shares in Prosensa on 23 July 2014 (the "Record Date") and (ii) have given notice in writing to Prosensa prior to 15 August 2014 of their intention to attend the EGM. The notice must contain the name of the shareholder and the number of shares the shareholder will represent at the meeting. Registered Shareholders who wish to be represented by a proxy should submit a signed power of attorney to Prosensa before or on 15 August 2014. The form of power of attorney is available on our website at the address listed above. These shareholders or their representatives will receive a confirmation of registration from Prosensa.

Beneficial Owners

Shareholders holding their shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such shareholders, the “Beneficial Owners”), must have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM. Beneficial Owners who wish to attend the EGM may do so if they (i) hold shares in Prosensa on 23 July 2014, (ii) notify Prosensa of their intention to attend by submitting their name and number of shares beneficially owned notice in writing to Prosensa prior to 15 August 2014, and (iii) bring the proxy received from their financial intermediary to the meeting.

Prosensa Holding N.V.
J.H. Oortweg 21, 2333 CH Leiden, The Netherlands
Correspondence  address : P.O. Box 281, 2300 AG Leiden, The Netherlands
T: +31 (0)71 33 22 100  F: +31 (0)71 33 22 088  Email: info@prosensa.nl  www.prosensa.com
Chamber of Commerce: The Hague 28076693  VAT NL8065.24.753.B01

A Beneficial Owner who wishes to be represented by a proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on such Beneficial Owner's behalf.

Shareholders or their representatives may be requested to provide proof of identity before and during the meeting.

For further information, please contact Celia Economides, Director IR & Corporate Communications of Prosensa at +1 917 941 9059 or via email c.economides@prosensa.nl

I look forward to your participation on 20 August 2014 at Prosensa’s offices at J.H. Oortweg 21, Leiden, The Netherlands.

Yours sincerely,

J.G.C.P. Schikan

Chief Executive Officer